Exhibit 1

Ad Hoc Release acc. to 15 WpHG

GPC Biotech Responds to Arbitration Claim by Spectrum Pharmaceuticals

Martinsried/Munich (Germany), Waltham, Mass. and Princeton, N.J., December 13, 2006 --

GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) announced that on December 12, 2006, the Company was informed by Spectrum Pharmaceuticals, Inc. that Spectrum has filed a Demand for Arbitration and Statement of Claim with the American Arbitration Association to resolve a dispute under the co-development and license agreement for satraplatin. GPC Biotech firmly believes that Spectrum's claims are made in bad faith, are inconsistent with the license agreement, and are completely baseless and without merit.

In its arbitration claim, Spectrum's main allegation is that it is entitled to a payment from GPC Biotech of approximately EUR 9.0 million (approximately US$ 12 million). This claim is in connection with an approximately $18 million reimbursement for past development expenses, an approximately $19 million payment for ongoing and future development costs and an additional approximately $22 million commitment for future development related expenses from Pharmion GmbH under the co-development and license agreement between GPC Biotech and Pharmion entered on December 19, 2005. Spectrum also alleges, together with two other claims, that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan. GPC Biotech will respond to the filing by seeking an affirmative declaration that the Company has not defaulted on any material obligation under the license agreement, will assert various counterclaims against Spectrum in connection with its wrongful conduct, seeking, among other things, damages and attorneys' fees, and will pursue all remedies available under the law. Although Spectrum is seeking a declaration that GPC Biotech's alleged breach provides a basis for termination, GPC Biotech is confident that the dispute will not result in a termination of the co-development and license agreement.

GPC Biotech is continung to work aggressively towards completion of the NDA filing in the U.S. by the end of January and will move forward, together with its partner Pharmion, on the application for marketing authorization in Europe. GPC Biotech will also continue to expand its clinical program for satraplatin and to build its commercial infrastructure.

 - END OF AD HOC ANNOUNCEMENT-

This ad hoc release contains summary statements relating to the possible outcome of the proceedings and legal actions referenced herein, including the potential remedies available to us. Such statements are forward-looking and are based on current expectations of the management of GPC Biotech and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc release. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and other reports on Form 6-K filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech does not undertake any obligation to update these forward-looking statements, even if new information becomes available in the future.

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267

usinvestors@gpc-biotech.com